Exhibit 99.1

Sinovac Receives Beijing CDC Tender Award to Supply Seasonal Flu Vaccine Anflu(R) to Beijing Citizens

Sinovac Biotech Ltd. (SVA), a leading provider of biopharmaceutical products in China, announced today that it has been selected by the Beijing Centers for Disease Control and Prevention (Beijing CDC) to supply seasonal influenza vaccine to the citizens of Beijing.

Dr. Weidong Yin, Chairman, President and CEO of Sinovac, stated, "Sinovac was chosen once again as one of the four manufacturers by the Beijing CDC to supply doses for the seasonal flu vaccination campaign. As part of the bidding process, the Beijing CDC evaluated potential suppliers and assigned scores for different factors, including product quality, service and price. Based on the comprehensive scores, Sinovac was selected for the fifth time in recent years to participate in this vaccine campaign targeting the geriatric publication and school age children in Beijing. "

The Beijing CDC plans to order up to a total of 1.8 million doses of seasonal flu vaccine in 2012 for the vaccination campaign from four vaccine manufacturers. The total quantity of vaccine doses to be supplied will depend on the actual demand in Beijing. Delivery is expected to commence during the third quarter of 2012. In 2011, total about 360,000 doses of Anflu were inoculated to the target population for the vaccination campaign in Beijing. According to public data as of November 22, 2011, over 1.3 million doses of seasonal flu vaccines were inoculated in Beijing, inclusive of the target population covered by the free vaccination campaign.

Starting in 2007, to prevent and control the seasonal flu, the Beijing CDC began purchasing the seasonal flu vaccines to immunize the elderly population over 60 and the elementary and secondary school students in Beijing.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu) and H1N1 influenza (swine flu), as well as animal rabies vaccine for canines. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for enterovirus 71 (against hand, foot and mouth disease), pneumococcal conjugate, pneumococcal polysaccharides, mumps and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.

Tel: +86-10-8279-9871/9659

Fax: +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington

The Ruth Group

Tel: +1-646-536-7017

Email: scarrington@theruthgroup.com

Media:

Victoria Aguiar

The Ruth Group

Tel: +1-646-536-7013

Email: vaguiar@theruthgroup.com